ALLIANZGI CONVERTIBLE & INCOME FUND II

1633 Broadway

New York, NY 10019

June 12, 2020

United States Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attention: Mr. David Orlic

Re:	AllianzGI Convertible & Income Fund II (the “Fund”) Registration Statement

on Form N-2 (File Nos. 811-21338 and 333-234504)

Dear Mr. Orlic:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the Fund respectfully requests that the effectiveness of the above-referenced registration statement on Form N-2 be accelerated to 10:30 a.m., Eastern Time, on June 17, 2020, or as soon thereafter as practicable.

Very truly yours,

ALLIANZGI CONVERTIBLE & INCOME FUND II

By:	/s/ Craig Ruckman
Name:	Craig Ruckman, Esq.
Title:	Assistant Secretary